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                               November 17, 2022

       David YL Leung
       Chief Executive Officer
       Euro Tech Holdings Company Limited
       Unit D, 18/F
       Gee Chang Hong Centre
       65 Wong Chuk Hang Road
       Hong Kong

                                                        Re: Euro Tech Holdings
Company Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed May 16, 2022
                                                            Amendment No. 1 to
Form 20-F for Fiscal Year Ended December 31, 2021
                                                            Filed September 23,
2022
                                                            File No. 000-22113

       Dear David YL Leung:

             We have reviewed your September 23, 2022 response to our comment letter and your amended Form 20-F for the year ended December 31, 2021 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 23, 2022 letter.

       Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3. Key Information, page 6

   1. We note your revised disclosure in response to comment 1 and reissue our comment in part. Acknowledge that
Chinese regulatory authorities could disallow your holding
                                                        company structure,
which would likely result in a material change in your operations and/or a material
change in the value of your securities, including that it could cause the value of such
securities to significantly decline or become worthless. Provide a cross
 David YL Leung
FirstName LastNameDavid   YLLimited
                             Leung
Euro Tech Holdings Company
Comapany 17,
November  NameEuro
              2022 Tech Holdings Company Limited
November
Page 2    17, 2022 Page 2
FirstName LastName
         reference to your detailed discussion of risks facing the company as a result of this structure.
2. We note your revised disclosure in response to comment 8 and reissue our comment in part. Please identify the person or entity that owns the equity in each depicted entity, including your subsidiaries that are not wholly-owned subsidiaries. Permissions or Approvals Required to be Obtained from Chinese Authorities, page 8

3. Please revise to identify any permissions or approvals you are required to obtain to offer your securities, or state that you are not required to obtain any permissions or approvals to offer your securities. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding whether you need permissions and approvals to operate your business and to offer securities to investors; if true, state as much, explain why such an opinion was not obtained, and describe the bases for your conclusions regarding whether you need permissions and approvals. Risk Factor Summary, page 11

4. We note your revised disclosure in response to comment 9 and reissue our comment in part. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 15. Controls and Procedures, page 75

5. In an amended Form 20-F, please revise your disclosures to state both your internal control over financial reporting and your disclosure controls and procedures were not effective, and disclose the reasons why they were not effective, including discussing material weaknesses that exist. Alternatively, please tell us in detail how you concluded both your internal control over financial reporting and your disclosure controls and procedures were effective as of December 31, 2021, despite your filing an amendment to your Form 20-F restating your financial statements to correct multiple errors identified in our comments 12 and 13.
 David YL Leung
Euro Tech Holdings Company Limited
November 17, 2022
Page 3
Euro Tech Holdings Company Limited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

6. You corrected errors in your financial statements in response to comments 12 and 13.
         Please make arrangements with your auditor for them to revise their audit report to reference the error corrections and the specific footnote that discusses them through the addition of an explanatory paragraph, including an appropriate title (immediately following the opinion paragraph). File the revised audit report in an amended Form 20-F.
         Refer to paragraphs .09 and .16 of PCAOB AS 2820.
       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769, if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at (202) 551-4515 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameDavid YL Leung                             Sincerely,
Comapany NameEuro Tech Holdings Company Limited
                                                             Division of
Corporation Finance
November 17, 2022 Page 3                                     Office of Trade &
Services
FirstName LastName